Andrew Mew, Senior Assistant Chief Accountant
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

June 20, 2016

Re:	Israel Chemicals Ltd. Form 20-F for the Year Ended December 31, 2015 Filed March 16, 2016 File No. 001-13742

Dear Mr Mew,

The following is in response to your comment letter addressed to Kobi Altman, Chief Financial Officer of Israel Chemicals Ltd. (the “Company”) dated June 8, 2016 with respect to the Company’s annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”).

We have repeated your numbered comments and provided a response to your comments below.

Form 20-F for the Year Ended December 31, 2015

Information on the Company

Property, Plant and Equipment, page 64

1.	We note from the table on page 67 that you classify two of your Chinese properties as “owned on leased land” and the other three properties in China as “owned.” Given that generally Chinese land is owned by the government, please clarify why all of your Chinese properties are not listed as “owned on leased land.”

Response to Comment No. 1:

In response to the Staff’s comment, the Company will revise the classifications presented in the table on page 67 to “owned on leased land” instead of “owned” for all properties located in China in the Company’s future filings, including its Annual Report on Form 20-F for 2016.

Contractual Obligations, page 128

2.	We note that the total column on your table of contractual obligations does not represent the sum of the columns following with payment date information. Please revise so that the amount in the total column represents the sum of all following columns.

Response to Comment No. 2:

In response to the Staff’s comment, the Company respectfully clarifies that the "Total amount" column presented in the contractual obligations table to our 2015 Form 20-F represents the carrying amount, excluding the estimated interest. Nevertheless, the Company will revise the table in the Company’s future filings, including its Annual Report on Form 20-F for 2016, so that the amount in the “Total amount” column will represents the sum of all the following columns, including the estimated interest.

Financial Statements

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 23 - Commitments, Concessions and Contingent Liabilities

B. Concessions, page F-71

3.	We note your disclosure that during 2015, you paid an amount of about $152 million to the Government of Israel, in respect of royalties relating to prior periods. Please explain to us how you accounted for this payment.

Response to Comment No. 3:

As disclosed in note 23 on page F-71 of the Company’s 2015 Form 20-F, the Company respectfully informs the Staff that in 2014, a partial arbitration decision was received in the royalties arbitration and as a result of this decision, in 2014 the Company recorded a provision which included a principal component in the amount of $149 million relating to prior periods royalties (starting as of the year 2000) which was recorded under “other expenses” in the statement of income. In 2015, the Company paid an amount of $152 million to the Government of Israel in respect of royalties relating to prior periods, which consisted of the $149 million provision that was recorded in 2014 and a portion of the additional $10 million provision, which was recorded in 2015 under “other expenses” in the statement of income, further to amended calculation of the royalties which was submitted in the framework of the continuous arbitration.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Kobi Altman

Kobi Altman
Chief Financial Officer